Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) between American Electric Technologies, Inc., a Florida corporation (the “Company”), and Charles M. Dauber (“Executive”), is entered into with effect as of January 1, 2018 (the “Effective Date”).

WHEREAS, the Company and Executive were previously parties to an Employment Agreement dated November 6, 2013 and an Amended Employment Agreement effective January 1, 2014 (“Prior Employment Agreements”);

WHEREAS, the Company elected not to renew the Prior Employment Agreements, which would have resulted in the termination of Executive’s employment and triggered certain of Executive’s rights thereunder if the parties had not elected to continue their relationship pursuant to this Agreement;

WHEREAS, the Company desires to continue to employ Executive in an executive capacity, and Executive likewise desires to be employed by the Company, subject to the terms hereof;

NOW, THEREFORE, in consideration the mutual promises, covenants, representations, obligations and agreements contained herein, and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.	Term of Employment. The Company agrees to continue to employ Executive, and Executive agrees to continue to be employed by the Company, pursuant to this Agreement beginning on the Effective Date, and ending on June 30, 2018, unless extended as provided in the next sentence or terminated sooner by the Company or Executive pursuant to Section 4. The Employment Period will automatically extend on a month to month basis if the Company’s Board makes a good faith determination, and provides Executive written notice, that the Company is actively pursuing a Change of Control transaction which could be reasonably expected to result in a closing, as evidenced for example by: a letter of intent, board approval to proceed with negotiations with a specific buyer (or buyers), negotiations on definitive agreements, formal due diligence subject to a process letter, or other such evidence. Such extensions may not exceed a total of six months and shall not extend more than thirty (30) days beyond the closing of a Change of Control event. The period from the Effective Date until the termination of Executive’s employment under this Agreement is referred to as the “Employment Period.”

2.	Executive’s Duties; Board Membership; Other Interests; Duty of Loyalty.

(a)    Positions. During the Employment Period, Executive shall continue to serve as President and Chief Executive Officer (and/or in such other positions as the parties mutually may agree), with such customary duties and responsibilities as may from time to time be assigned to him by the Company’s Board of Directors (the “Board”), provided that such duties are at all times consistent with the duties of such positions. Executive’s primary work location will be at the Company’s headquarters office in Houston, Texas. Executive agrees to serve without additional compensation, if elected or appointed thereto, in one or more offices of the Company or any of the Company’s Affiliates. For purposes of this Agreement, the term “Affiliate” shall mean any entity that owns or controls, is owned or controlled by, or is under common ownership or control with, the Company. Executive agrees to serve in the positions referred to herein and to perform all duties relating thereto diligently and to the best of his ability.

(b)    Board Membership. During the Employment Period, and subject to election and/or reelection by the Company’s shareholders, Executive will continue to serve as a member of the Company’s Board of Directors, without any additional compensation due him in connection with same.

(c)    Other Interests. Executive agrees, during the period of his employment by the Company, to devote his full business time and effort to the performance of duties for the Company and to the best of his abilities. Notwithstanding the foregoing or any other provisions of this Agreement, it will not be a breach or violation of this Agreement for Executive to serve on non-profit, civic or charitable boards or committees, (ii) deliver lectures, fulfill speaking engagements or teach at educational institutions, (iii) serve on the board of directors of a non-competing company with the prior written approval of the Company’s Board of Directors, or (iv) manage personal investments, so long as such activities do not significantly interfere or significantly detract from the performance of my responsibilities to the Company in accordance with this agreement.

(d)    Duty of Loyalty. Executive acknowledges and agrees that Executive owes a fiduciary duty of loyalty, fidelity, and allegiance to use his reasonable best efforts to act at all times in the best interests of the Company. In keeping with these duties, Executive shall make full disclosure to the Company of all business opportunities pertaining to the Company’s business and shall not appropriate for Executive’s own benefit business opportunities concerning the subject matter of the fiduciary relationship.

3.	Compensation and Benefits.

(a)    Base Salary. As compensation for Executive’s performance of Executive’s duties hereunder, the Company shall continue to pay to Executive a base salary of $350,000 per year (“Base Salary”), payable in accordance with the normal payroll practices of the Company, less required deductions for state and federal withholding tax, social security and all other employment taxes and payroll deductions.

(b)    Annual Cash Bonus. In addition to his Base Salary, Executive shall be eligible to receive for each full year of employment during the Employment Period, a cash incentive payment (“Cash Bonus”) based on the achievement of performance goals set in advance by the Company’s Compensation Committee (“Company Performance Objectives”) for the fiscal year. Executive’s Target Cash Bonus shall be $175,000 (“Target Cash Bonus”), but shall range from 0% to 100% of that amount based upon the satisfaction of the Company Performance Objectives and subject to terms and conditions of the Company’s annual incentive program as in effect from time to time. In order for Executive to receive a Cash Bonus, the Company must meet 70% achievement of the Company Performance Objectives. The Cash Bonus shall be paid to Executive no later than March 15th of the calendar year following the calendar year for which the Cash Bonus is earned. Executive must be employed through the end of the fiscal year for which the Cash Bonus is earned to be eligible for the Cash Bonus.

(c)    Annual Equity Bonus. Immediately following the Parties’ execution of this Agreement, the Company will award Executive 80,000 restricted stock units (“RSUs”) pursuant to the Company’s 2007 Employee Stock Incentive Plan (“Annual Equity Bonus”). The date of the grant of the award of additional RSUs under the Annual Equity Bonus shall be deemed to be the first day of each fiscal year Executive remains employed by Company under this Agreement. Except as provided in Section 4 of this Agreement, RSU vesting shall be subject to the Company’s standard vesting restrictions applicable to such equity grants, and the Company must meet 70% achievement of the Company Performance Objectives as a condition of vesting. To the extent Company Performance Objectives are not met for the fiscal year in which the Annual Equity Bonus is awarded, the RSUs awarded for such fiscal year that do not otherwise vest pursuant to this Agreement shall be deemed to have been forfeited as of December 31st of the fiscal year for which the RSUs were awarded.

(d)    Special Equity Grants. The Company will make the following “Special Equity Grants” of shares of Company common stock or RSUs as indicated to Executive:

(i)    Immediately following the Parties’ execution of this Agreement, the Company will award Executive 41,667 RSUs pursuant to the Company’s 2007 Employee Stock Incentive Plan which will be subject to ratable monthly vesting (1/4 each month) commencing on March 31 and on the last business day of each of the next three months of the Employment Period during which Executive remains employed by the Company;

(ii)    In the event the Employment Period is extended beyond June 30, 2018, an additional 6,944 shares of Company stock will be issued to Executive on the last day of each full calendar month during which Executive remains employed by the Company beyond June 30, 2018.

(e)	Additional Change of Control Vesting

(i)    Upon the occurrence of a Change of Control event during Executive’s employment hereunder, the Company will, contemporaneous with or immediately after the closing of the Change of Control event, at Executive’s option and dependent on the Company having sufficient available cash to do so, either (i) pay Executive a lump-sum amount equal to the value of the Special Equity Grants at the time of the Change of Control event or (ii) grant Executive all 41,667 vested shares of the Company’s stock, or (iii) give Executive a proportional combination of the above consistent with the Company’s available cash.

(ii)    In the event a Change of Control event closes by June 30, 2018, and Executive’s employment is terminated by the Company without cause prior to or contemporaneous with the closing of the Change of Control event, Executive will receive the shares (or payment) that would have been due pursuant to Section 3(e)(i) above as if he had remained employed through June 30, 2018.

(iii)    Upon the occurrence of a Change of Control event, any unvested portion of the Annual Equity Bonus will immediately vest, and the Company will, at Executive’s option and dependent on the Company having sufficient available cash to do so, either (i) pay Executive a lump-sum amount equal to the value of the full 80,000 shares of the

Company’s stock at the time of the Change of Control event or (ii) grant Executive the full 80,000 vested shares of the Company’s stock, or (iii) give Executive a proportional combination of the above consistent with the Company’s available cash.

(f)	Other Benefits.

(i)    General. During the Employment Period, Executive shall be eligible to participate in benefit and additional incentive compensation plans generally offered by the Company to similarly situated executives, as in effect from time to time, including, without limitation, participation in the various health, retirement, life insurance, short-term and long-term disability insurance, parking and other executive benefit plans or programs provided to the executives of the Company in general, subject to the regular eligibility requirements with respect to each of such benefit plans or programs, and such other benefits or perquisites as may be approved by the Committee during the Employment Period. Executive shall be entitled to vacation in accordance with the Company’s plans, policies, programs and practices as in effect from time to time.

(ii)    Automobile Allowance. The Company will provide Executive with an automobile allowance in the amount of $1,000 per month.

(iii)    Business Expenses. The Company shall reimburse Executive for all reasonable business expenses incurred by Executive in the performance of his duties, which expenses will be subject to the oversight of the Audit Committee of the Board in the normal course of business and will be compliant with the applicable Reimbursement Plan (as defined below) of the Company. It is understood that Executive is authorized to incur reasonable business expenses for promoting the business of the Company, including, without limitation, reasonable expenditures for travel, lodging, meals and client or business associate entertainment. Request for reimbursement for such expenses must be accompanied by appropriate documentation.

4.	Termination of Employment.

(a)    General. Executive’s employment under this Agreement shall terminate upon the earliest to occur of: (i) the expiration of the term of this Agreement pursuant to Section 1 hereof; (ii) Termination due to Disability (as defined below); (iii) termination of Executive’s employment by the Company for any reason other than Termination due to Disability; (iv) Executive’s death; and (v) termination of Executive’s employment by Executive for any reason. If Executive’s employment ends for any reason, except as otherwise contemplated in this Section 4, Executive shall cease to have any rights to salary, bonus (if any) or other benefits, other than (A) the earned but unpaid portion of Executive’s Base Salary through the date of termination or resignation, (B) any annual, long-term, or other incentive award (including, without limitation, Executive’s Annual Bonus) that relates to a completed fiscal year or performance period, as applicable, and is payable in accordance with the terms of the applicable award (but not yet paid) on or before the date of termination or resignation, which shall be paid in accordance with the terms of such award, (C) any unpaid expense or other reimbursements due to Executive, and (D) any other amounts or benefits required to be paid or provided by law or under any plan, program, policy or practice of the Company. Notwithstanding any provision in this Agreement to the contrary, if not terminated sooner pursuant to this Section 4, Executive’s employment will terminate at the end of the Employment Period, which shall be treated as the termination of Executive’s employment by the Company without Cause.

(b)    Termination by Company without Cause or by Executive for Good Reason. If Executive’s employment hereunder is terminated by the Company without Cause, or by Executive for Good Reason, then in addition to the payments and benefits described in Section 4(a) and subject to Section 14 and Executive’s continuing compliance with Section 5 of this Agreement:

(i)    the Company will pay Executive, no later than on the sixtieth (60th) day following the effective date of such termination of employment, a lump sum cash payment in an amount equal to (A) Executive’s annual Base Salary plus (B) an amount equal to Executive’s Target Cash Bonus;

(ii)    the Company will reimburse Executive for the monthly cost of maintaining health benefits for Executive (and Executive’s spouse and eligible dependents) as of the date of termination of employment under a group health plan of the Company for purposes of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), excluding any short-term or long-term disability insurance benefits, for a period of 18 months following the date of the termination of employment, to the extent Executive properly elects COBRA; provided, however, that if Executive obtains alternative health benefits from a subsequent employer, the benefits provided in this Section 4(b)(ii) will cease upon the commencement of such health coverage;

(iii)    if not already fully vested, any unvested portion(s) of Executive’s Annual Equity Bonus, and any unvested portion(s) of equity grants made to Executive in prior years pursuant to the 2007 Employee Stock Incentive Plan, will become fully vested immediately upon such termination of employment; and

(iv)    in the event a Change of Control event closes by June 30, 2018 and Executive’s employment is terminated by the Company without Cause prior to or contemporaneous with the closing of the Change of Control event, Executive shall also be eligible to receive the Special Equity Grant as set forth in Section 3(d)(v), subject to the limitations and terms provided therein.

(c)    Termination of Employment by Executive for Any Reason Following a Change of Control. In the event of a Change of Control event, Executive may terminate his employment hereunder for any reason after the closing of the Change of Control event by providing the Company written notice of termination, in connection with which Executive will receive the payments, benefits and vesting set forth in Section 4(b) above and in the event the Change of Control event closed by June 30, 2018 and Executive terminated employment thereafter, Executive shall also be eligible to receive the Special Equity Grant as set forth in Section 3(d)(v), subject to the limitations and terms provided therein.

(d)    Notice of Termination. Any purported termination of Executive’s employment or this Agreement by the Company or by Executive must be communicated by written notice of termination (“Notice of Termination”) to the other party hereto in accordance with Section 7 hereof. Any purported notice of non-extension pursuant to Section 1 will be deemed a Notice of

Termination for purposes of Section 4. Notice of Termination must include the effective date of termination of employment. Any Notice of Termination will be deemed to also be Executive’s resignation as director and/or officer of the Company and each Affiliate of the Company, as well as from all other positions Executive holds with the Company or any of its Affiliates. Executive agrees to execute any and all documentation of such resignations upon request by the Company, but he shall be treated for all purposes as having so resigned upon the effective date of termination (as set forth in the Notice of Termination), regardless of when or whether he executes any such documentation.

(e)    No Duty to Mitigate. Executive will not be required to mitigate the amount of any payment or benefit provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Agreement be reduced by any compensation or benefit earned by Executive as a result of employment by another employer, self-employment earnings, or by retirement benefits.

(f)	Section 280G.

(i)    Notwithstanding any other provisions in this Agreement, in the event that any payment or benefit received or to be received by Executive (including, without limitation, any payment or benefit received in connection with a change of control of the Company or the termination of Executive’s employment, whether pursuant to the terms of this Agreement or any other plan, program, arrangement or agreement) (all such payments and benefits, together, the “Total Payments”) would be subject (in whole or part), to any excise tax imposed under Section 4999 of the Code, or any successor provision thereto (the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in such other plan, program, arrangement or agreement, the Company will reduce the Total Payments to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax (but in no event to less than zero); provided, however, that the Total Payments will be reduced only if (A) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state, municipal and local income and employment taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to (B) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state, municipal and local income and employment taxes on such Total Payments and the amount of Excise Tax to which Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

(ii)    In the case of a reduction in the Total Payments, the Total Payments will be reduced in the following order: (1) payments that are payable in cash that are valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a) will be reduced (if necessary, to zero), with amounts that are payable last reduced first; (2) payments and benefits due in respect of any equity valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a), with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24), will next be reduced; (3) payments that are payable in cash that are valued at less than full value under

Treasury Regulation Section 1.280G-1, Q&A 24, with amounts that are payable last reduced first, will next be reduced; (4) payments and benefits due in respect of any equity valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24), will next be reduced; and (5) all other non-cash benefits not otherwise described in clause (2) or (4) will be next reduced pro-rata. Any reductions made pursuant to each of clauses (1) through (4) above will be made in the following manner: first, a pro-rata reduction of cash payment and payments and benefits due in respect of any equity not subject to Section 409A of the Code, and second, a pro-rata reduction of cash payments and payments and benefits due in respect of any equity subject to Section 409A of the Code as deferred compensation.

(iii)    For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax: (A) no portion of the Total Payments the receipt or enjoyment of which Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code will be taken into account; (B) no portion of the Total Payments will be taken into account that, in the opinion of the Company, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including, without limitation, by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments will be taken into account that, in the opinion of the Company, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as set forth in Section 280G(b)(3) of the Code) that is allocable to such reasonable compensation; and (C) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments will be determined by the Company in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

(g)    Post-Termination Release. Notwithstanding any other provisions of this Agreement, it will be a condition to Executive’s right to receive the amounts provided for in Section 4(b) and (c) of this Agreement that Executive (or Executive’s estate, as applicable) will execute and deliver to the Company, and not revoke, an effective release of claims in favor of the Group in connection with same.

(h)	Certain Definitions.

(i)    “Cause” shall mean the occurrence of any one of the following during Executive’s employment hereunder, as determined in good faith by an express resolution of the independent members of the Board:

(1)	gross negligence or willful misconduct in the performance of, or Executive’s abuse of alcohol or drugs rendering Executive unable to perform, the material duties and services required for Executive’s position with the Company, which neglect or misconduct, if remediable, remains unremedied for twenty (20) days following written notice of such by the Company to Executive;

(2)	Executive’s conviction or plea of nolo contendere for any crime involving moral turpitude or a felony;

(3)	Executive’s commission of an act of embezzlement, deceit or fraud intended to result in personal and unauthorized enrichment of Executive at the expense of the Company or any of its Affiliates;

(4)	Executive’s (A) intentional material violation of the written policies of the Company or any of its Affiliates, (B) material breach of a material obligation of Executive to the Company pursuant to Executive’s duties and obligations under the Company’s Bylaws, or (C) material breach of a material obligation of Executive to the Company or any of its Affiliates pursuant to this Agreement or any award or other agreement between Executive and the Company or any of its Affiliates;

(5)	Executive’s failure to follow any lawful directive of the Board or other refusal to perform his duties hereunder; or

(6)	Executive engaging in activities on behalf of an enterprise which competes or plans to compete with the Company or any of its subsidiaries or affiliates.

(ii)    “Good Reason” shall mean the existence of any of the following:

(1)	a material diminution in Executive’s authority, duties, or responsibilities from those applicable to him as of the Effective Date;

(2)	a material diminution in Executive’s Base Salary or Target Cash Bonus, except to the extent contemplated by Section 3(b) of this Agreement;

(3)	the Company’s requiring Executive to permanently relocate anywhere outside the greater Houston, Texas metropolitan area, except for required travel on the Company’s business to an extent substantially consistent with Executive’s obligations under this Agreement;

(4)	the Company’s material breach of this Agreement; or

(5)	the failure by the Company to nominate Executive for election as a director of the Company during the Employment Period or to use all reasonable efforts to Cause Executive to be elected or re-elected as a director of the Company during the Employment Period.

Notwithstanding the foregoing or any other provision in this Agreement to the contrary, any assertion by Executive of a Good Reason termination shall not be effective unless all of the following conditions are satisfied: (w) the conditions described in the preceding sentence giving rise to Executive’s termination of employment must have arisen without Executive’s written consent; (x) Executive must provide written notice to the Company of such condition and Executive’s intent to terminate employment within 90 days after the initial existence of the condition; (y) the condition specified in such notice must remain uncorrected for 15 days after receipt of such notice by the Company; and (z) the date of Executive’s termination of employment must occur within 120 days after the initial existence of the condition.

(iii)    “Termination due to Disability” shall mean Executive’s termination of employment as a result of Executive’s becoming incapacitated for a period of at least 180 days by accident, sickness or other circumstance that renders Executive mentally or physically incapable of performing the material duties as Chief Executive Officer.

5.	(iv) “Change of Control” shall have the meaning applicable to equity grants under the Company’s 2007 Employee Stock Incentive Plan and shall be deemed to occur if (i) one or more persons or entities acting in concert acquire stock in the Company that constitutes, in the aggregate, more than 50 percent of the total fair market value or voting power of the stock of the Company, and such persons or entities did not own more than 50 percent before such acquisition, (ii) there is a reorganization, merger or consolidation of the Company with one or more entities and thereafter, shares of the surviving entity are less than fifty percent (50%) owned by the Company or Company’s shareholders as of the date of the execution of this Agreement, or (iii) there is a transfer of all or substantially all of the assets associated with the Company’s U.S. operations or the Company’s global operations to another entity neither directly nor indirectly controlled by the Company’s present shareholders. (For purposes of this provision, “controlled” means ownership of more than fifty percent (50%) of the voting stock.) For a Change of Control to be deemed to have occurred, the transaction(s) creating the Change of Control must have closed.Confidentiality. The parties acknowledge that during the Employment Period, the Company will disclose to Executive or provide Executive with access to trade secrets or confidential information, including marketing and business plans and strategies, procedures, methods of operation and marketing, financial data, lists of actual and potential customers and suppliers, and independent sales representatives and related data, technical procedures, engineering and product specifications, plans for development and expansion, and other confidential and sensitive information (“Confidential Information”) of the Company or its Affiliates, which the Company has a legitimate interest in protecting. As part of the consideration for the compensation and benefits to be paid to Executive hereunder, and to protect the trade secrets and Confidential Information of the Company and its Affiliates that have been and will in the future be disclosed or entrusted to Executive, and as an additional incentive for the Company to enter into this Agreement, the Company and Executive agree to the following obligations relating to Confidential Information.

(a)

“Trade Secrets” are defined as information, regardless of form, belonging to the Company, licensed by it, or disclosed to it on a confidential basis by its customers, suppliers, or other third parties, including, but not limited to, technical or nontechnical data, formulae, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, product plans, or lists of actual or potential customers or suppliers which are not commonly known by or available to the public and which information: (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(b)	“Confidential Information” is defined as information, regardless of form, belonging to the Company, licensed by it, or disclosed to it on a confidential basis by its customers, suppliers, or other third parties, other than Trade Secrets, which is material and valuable to the Company and not generally known by the public.

(c)	Promise Not to Disclose. Executive will not use or disclose any Trade Secret before it has become generally known within the relevant industry through no fault of Executive. Executive agrees that this promise shall never expire. Executive further promises that, while this Agreement is in effect and for 2 years after its termination, he will not, without the prior written approval of the Company, disclose any Confidential Information before it has become generally known within the relevant industry through no fault of his own.

(d)	Promise Not to Solicit. To prevent Executive from inevitably breaking this promise, Executive further agrees that, while this Agreement is in effect and for twenty-four (24) months after its termination: (1) as to any customer or supplier of the Company , its subsidiaries and affiliates, and their successors (“Group”) with whom Executive had dealings or about whom Executive acquired proprietary information during his employment, he will not solicit or attempt to solicit (or assist others to solicit) the customer or supplier to do the same or similar business with any person or entity other than the Group; and (2) Executive will not solicit or attempt to solicit (or assist others to solicit) for employment any person who is, or within the preceding twelve (12) months was, an officer, manager, employee, or consultant of the Group.

(e)	Promise Not to Engage in Certain Employment. Executive agrees that, while this Agreement is in effect and for twelve (12) months after its termination, he will not accept any competitive employment or engage in any competitive activity, without the written consent of the Board, if the loyal and complete fulfillment of my duties would inevitably require Executive to reveal or utilize Trade Secrets or Confidential Information, as reasonably determined by the Board.

(f)

Return of Information. When Executive’s employment with the Company ends, he will promptly deliver to the Company, or, at its written instruction, destroy, all documents, data, drawings, manuals, letters, notes, reports, electronic mail, recordings, and copies thereof, of or pertaining to it or any other Group member in my possession or control. In addition, during his employment with the Company or the Group and thereafter, Executive will meet with Company personnel and, based on knowledge or insights he gained during his employment with the Company and the Group, reasonably answer any questions they may have related to the Company or the Group.

(g)	Promise to Discuss Proposed Actions in Advance. To prevent the inevitable use or disclosure of Trade Secrets or Confidential Information, Executive will, before he discloses or uses Trade Secrets or Confidential Information and before he commences employment, solicitations, or any other activity that could possibly violate the promises herein, discuss his proposed actions with an attorney for the Company, who will advise Executive in writing whether Executive’s proposed actions would be deemed by the Company to violate these promises.

(h)	Intellectual Property. Intellectual property (including such things as all ideas, concepts, inventions, plans, developments, software, data, configurations, materials (whether written or machine-readable), designs, drawings, illustrations, and photographs, that may be protectable, in whole or in part, under any patent, copyright, trademark, trade secret, or other intellectual property law), developed, created, conceived, made, or reduced to practice during Executive’s Company employment (except intellectual property that has no relation to the Group or any Group customer that he developed, purely on his own time and at his own expense), shall be the sole and exclusive property of the Company, and Executive hereby assigns all of his rights, title, and interest in any such intellectual property to the Company.

(i)	Execution of Inventions Agreement. Executive will continue to be bound by and subject to the terms of the Company’s Assignment of Inventions agreement, which was executed in connection with the Prior Employment Agreements.

(j)	Enforcement of This Section. The terms of this Section 5 shall survive the termination of this Agreement for any reason. Executive acknowledges that (a) his services are of a special, unique, and extraordinary character and it would be very difficult or impossible to replace them, (b) this Section’s terms are reasonable and necessary to protect the Company’s legitimate interests, (c) this section’s restrictions will not prevent me from earning or seeking a livelihood, (d) this Section’s restrictions shall apply wherever permitted by law, and (e) Executive’s violation of any of this Section’s terms would irreparably harm the Company. Accordingly, Executive agrees that, if he violates any of the provisions of this Section, the Company shall be entitled to, in addition to other remedies available to it, an injunction to be issued by any court of competent jurisdiction restraining him from committing or continuing any such violation, without the need to prove the inadequacy of money damages or post any bond or for any other undertaking.

6.	Survival. Sections 5, 6, 8, 9, 14, 15, 16, 17, 18 and 19, and such other provisions hereof as may so indicate shall survive and continue in full force and effect in accordance with their respective terms, notwithstanding any termination of the Employment Period.

7.	Notices. Any notice provided for in this Agreement shall be in writing and shall be delivered (i) personally, (ii) by certified mail, postage prepaid, (iii) by Federal Express or other reputable courier service regularly providing evidence of delivery (with charges paid by the party sending the notice), or (iv) by facsimile or a PDF or similar attachment to an email, provided that such facsimile or email attachment shall be followed within one (1) business day by delivery of such notice pursuant to clause (i), (ii) or (iii) above. Any such notice to a party shall be addressed at the address set forth below (subject to the right of a party to designate a different address for itself by notice similarly given):

If to the Company:

American Electric Technologies, Inc.

1250 Wood Branch Park Drive, Suite 600

Houston, TX 77079

Attention: Chairman of the Board

With a copy to:

J. Hoke Peacock

470 Orleans

Beaumont, TX 77701

If to Executive:

Charles M. Dauber

5102 Valerie St.

Bellaire, TX 77401

or a more recent address provided by Executive which is on file with the Company.

8.	Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, that may have related in any manner to the subject matter hereof.

9.	No Conflict. Executive represents and warrants that Executive is not bound by any employment contract, restrictive covenant, or other restriction preventing Executive from carrying out Executive’s responsibilities for the Company, or that is in any way inconsistent with the terms of this Agreement. Executive further represents and warrants that Executive shall not disclose to the Company or induce the Company to use any confidential or proprietary information or material belonging to any previous employer or others.

10.	Successors and Assigns. This Agreement shall inure to the benefit of, be enforceable by, and be binding on (x) Executive and his heirs, executors and personal representatives, and (y) the Company and its successors and assigns. The obligations of Executive hereunder are personal and may not be assigned or delegated by him or transferred in any manner whatsoever, nor are such obligations subject to involuntary alienation, assignment or transfer, except by will or the laws of descent and distribution. For the avoidance of doubt, and without limiting the generality of the foregoing, a termination of Executive’s employment by a successor or assign of the Company shall have the same legal effect under this Agreement as if the Company itself had terminated such employment.

11.	Governing Law. This Agreement will be governed by the substantive laws of the State of Texas, without regard to conflicts of law, and by federal law where applicable. If any part of this Agreement is held to be invalid or unenforceable, the remaining provisions of this Agreement will not be affected in any way.

12.	Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.

13.	Withholding. All payments and benefits under this Agreement are subject to withholding of all applicable taxes.

14.

Code Section 409A. This Agreement is intended to comply with the requirements of Section 409A of the Code, and shall be interpreted and construed consistently with such intent. The payments to Executive pursuant to this Agreement are also intended to be exempt from Section 409A of the Code to the maximum extent possible, under either the separation pay exemption pursuant to Treasury regulation §1.409A-1(b)(9)(iii) or as short-term deferrals pursuant to Treasury regulation §1.409A-1(b)(4), and for such purposes, each payment to Executive under this Agreement shall be considered a separate payment. In the event the terms of this Agreement would subject Executive to taxes or penalties under Section 409A of the Code (“409A Penalties”), the Company and Executive shall cooperate diligently to amend the terms of the Agreement to avoid such 409A Penalties, to the extent possible. To the extent any amounts under this Agreement are payable by reference to Executive’s “termination of employment” such term and similar terms shall be deemed to refer to Executive’s “separation from service,” within the meaning of Section 409A of the Code. Executive hereby agrees to be bound by the Company’s determination of its “specified employees” (as such term is defined in Section 409A of the Code) provided such determination is in accordance with any of the methods permitted under the regulations issued under Section 409A of the Code. Notwithstanding any other provision in this Agreement, to the extent any payments made or contemplated hereunder constitute nonqualified deferred compensation, within the meaning of Section 409A, then (i) each such payment that is conditioned upon Executive’s execution of a release and that is to be paid or provided during a designated period that begins in one taxable year and ends in a second taxable year, shall be paid or provided in the later of the two taxable years and (ii) if Executive is a specified employee (within the meaning of Section 409A of the Code) as of the date of Executive’s separation from service, each such payment that is payable upon Executive’s separation from service and would have been paid prior to the six-month anniversary of Executive’s separation from service, shall be delayed until the earlier to occur of (A) the first day of the seventh month following Executive’s separation from service and (B) the date of Executive’s death, if such delay is legally required to comply with Section 409A. Any reimbursement payable to Executive pursuant to this Agreement shall be conditioned on the submission by Executive of all expense reports reasonably required by Employer under any applicable expense reimbursement policy, and shall be paid to Executive within 30 days following receipt of such expense reports, but in no event later than the last day of the calendar year following the calendar year in which Executive incurred the reimbursable expense. Any amount of expenses eligible for reimbursement, or in-kind benefit provided, during a calendar year shall not affect the amount of expenses eligible for reimbursement, or in-kind benefit to be provided, during any other calendar year. The right to any reimbursement or in-kind benefit pursuant to this Agreement shall not be subject to liquidation or exchange for any other benefit.

15.	Clawbacks. The payments to Executive pursuant to this Agreement are subject to forfeiture or recovery by the Company or other action pursuant to any clawback or recoupment policy that the Company may adopt from time to time, including, without limitation, any such policy or provision that the Company has included in any of its existing compensation programs or plans or that it may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

16.	Cooperation. Executive agrees, during and after the Employment Period, without limitation as to time, to provide information, assistance and cooperation to the Company and its Affiliates, including but not limited to the transition of his most recent role and his attendance and truthful testimony with respect to the Company’s or its Affiliates’ investigation, analysis, resolution, defense and/or prosecution of any existing and/or future claims, disputes or disagreements with respect to any and all matters about which Executive has knowledge, or should have knowledge, by virtue of his employment with the Company or otherwise. Such assistance and cooperation shall be provided by Executive without fee or charge. The Company will take reasonable steps to ensure that such assistance (including any assistance contemplated pursuant to Section 5) shall be given during regular business hours at locations and times mutually agreed upon by Executive and the Company, except with respect to mandated court appearances for which Executive will make himself available upon reasonable notice. Executive shall be entitled to receive prompt reimbursement for all reasonable travel expenses incurred by him in accordance with such cooperation, provided that Executive properly accounts for such expenses in accordance with the Company’s policies and procedures.

17.	Company Policies. Executive shall be subject to additional policies of the Company and its Affiliates as they may exist from time-to-time, including, without limitation, policies with regard to stock ownership by senior executives and policies regarding trading of securities.

18.	Legal Fees. The Company shall reimburse Executive for all reasonable legal fees and expenses incurred by Executive in connection with the negotiation, drafting and review of this Agreement and any ancillary documents entered into contemporaneously with the execution of this Agreement.

19.	Indemnification. Executive will be indemnified by the Company as provided in the Company’s Bylaws and Certificate of Incorporation, and pursuant to applicable law. The obligations under this section shall survive termination of the Employment Period. During the Employment Period and thereafter (with respect to events occurring during the Employment Period), the Company also shall provide Executive with coverage under its current directors’ and officers’ liability policy to the same extent that it provides such coverage to its other executive officers.

20.    Counterparts. This Agreement may be executed in two or more counterparts, each of which will be an original and all of which together will constitute one and the same instrument. A duplicate of a signed original shall have the same legal effect as an original.

[Remainder of Page Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on May 7th, 2018 with effect as of the date first written above.

Executive

/s/ Charles M. Dauber
Charles M. Dauber

American Electric Technologies, Inc.

By:	/s/ Neal Dikeman
Neal Dikeman
Chairman of the Compensation Committee